UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                                    GENESCO, INC.
                                   (Name of Issuer)

                            Common Stock, $1.00 par value
                            (Title of Class of Securities)

                                      371-532102
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  February 28, 1996
                            (Date of Event which Requires
                              Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.






          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






     CUSIP No. 371-532102            SCHEDULE 13D                   Page 3 of 14


       1   Name of Reporting Person                THE CARPENTERS PENSION TRUST
                                                        FOR SOUTHERN CALIFORNIA

           IRS Identification No. of Above Person                    95-6042875

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     870,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                870,500*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     870,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              3.6%*


       14   Type of Reporting Person                                         EP


     *    See response to Item 5.






     CUSIP No. 371-532102            SCHEDULE 13D                   Page 4 of 14


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                     870,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                870,500*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     870,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              3.6%*


       14   Type of Reporting Person                                     PN, IA


     *    See response to Item 5.






     CUSIP No. 371-532102            SCHEDULE 13D                   Page 5 of 14


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                     870,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                870,500*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     870,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              3.6%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.






     CUSIP No. 371-532102            SCHEDULE 13D                   Page 6 of 14


       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                     870,500*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                870,500*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                     870,500*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              3.6%*


       14   Type of Reporting Person                                         IN


     *    See response to Item 5.






          Item 1.  Security and Issuer

          This Amendment No. 3 (the "Amendment") to Schedule 13D relates to shares of the common stock, $1.00 par value (the "Stock"), of Genesco, Inc., a Tennessee corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Genesco Park, Suite 490, P.O. Box 731, Nashville, Tennessee 37202-0731. This Amendment is being filed because of certain sales set forth in Item 5(c) below.

          Item 2.   Identity and Background

          This Amendment is filed on behalf of The Carpenters Pension Trust for Southern California (the "Carpenters Trust"), Richard C.
          Blum & Associates, L.P. ("RCBA L.P."), Richard C. Blum & Associates, Inc. ("RCBA Inc."), and Richard C. Blum, the Chairman and substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


                                                             Principal
           Name and Office                        Citizen-   Occupation
           Held in RCBA Inc.  Business Address    ship       or Employment

           Richard C. Blum    909 Montgomery St.  USA        Chairman and
           Chairman and       Suite 400                      Director,
           Director           San Francisco, CA              RCBA, L.P.
                              94133

           Thomas L. Kempner  40 Wall Street      USA        Chairman,
           Director           New York, NY                   Loeb Partners
                              10005                          Corporation,
                                                             Investment
                                                             Banking
                                                             Business

           Nils Colin Lind    909 Montgomery St.  Norway     Managing
           Managing Director  Suite 400                      Director,
           and Director       San Francisco, CA              RCBA, L.P.
                              94133










                                                             Principal
           Name and Office                        Citizen-   Occupation
           Held in RCBA Inc.  Business Address    ship       or Employment

           Alexander L. Dean  909 Montgomery St.  USA        Managing
           Managing Director  Suite 400                      Director of
           of Investments     San Francisco, CA              Investments,
           and Director       94133                          RCBA, L.P.

           Peter E.           909 Montgomery St.  USA        Managing
           Rosenberg          Suite 400                      Director of
           Managing Director  San Francisco, CA              Investments,
           of Investments     94133                          RCBA, L.P.
           and Director

           Michael Kane       909 Montgomery St.  USA        Managing
           Managing Director  Suite 400                      Director of
           of Investments     San Francisco, CA              Investments,
                              94133                          RCBA, L.P.
           Jeffrey W. Ubben   909 Montgomery St.  USA        Managing
           Managing Director  Suite 400                      Director of
           of Investments     San Francisco, CA              Investments,
                                                             RCBA L.P.

           Marc Scholvinck    909 Montgomery St.  USA        Chief
           Chief Financial    Suite 400                      Financial
           Officer            San Francisco, CA              Officer, RCBA
           and Managing                                      L.P.
           Director
           Donald S. Scherer  3 Embarcadero       USA        Director,
           Secretary          Center                         Howard, Rice,
                              7th Floor                      et al. (law
                              San Francisco, CA              firm)
                              94111


          The Carpenters Trust is a pension fund governed by the provisions of ERISA. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. RCBA L.P. is an investment adviser to the Carpenters Trust. The Carpenters Trust is governed by a board of trustees. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupations are as follows.

                                                            Principal
           Name and                               Citizen-  Occupation
           Office Held       Business Address     ship      or Employment


           Kim Frommer       22225 Acorn Street   USA       President
           Trustee           Chatsworth, CA                 Frommer Inc.
                             91311









                                                            Principal
           Name and                               Citizen-  Occupation
           Office Held       Business Address     ship      or Employment

           Curtis Conyers,   419 Maple Avenue     USA       President
           Jr.               Monrovia, CA                   Richard Lane
           Trustee           91016                          Company

           Richard Harris    1717 West Lincoln    USA       General
           Trustee           Avenue                         Manager
                             Anaheim, CA  92801             Wesseln
                                                            Construction
                                                            Co., Inc.

           Ralph Larison     1925 Water St.       USA       President
           Trustee           Long Beach, CA                 Connolly-
                             90802                          Pacific Co.
           Bert Lewitt       2901 28th Street     USA       President
           Trustee           Santa Monica, CA               Morley
                             90405                          Construction
                                                            Co.

           Ronald W. Tutor   15901 Olden St.      USA       President
           Co-Chairman,      Sylmar, CA  91342              Tutor-Saliba
           Trustee                                          Corporation
           J.D. Butler       412 Dawson Drive     USA       Treasurer
           Trustee           Camarillo, CA                  Gold Coast
                             93010                          District
                                                            Council of
                                                            Carpenters

           James K. Bernsen  520 South Virgil     USA       Secretary-
           Trustee           Avenue                         Treasurer
                             Los Angeles, CA                Southern
                             90020                          California
                                                            District
                                                            Council of
                                                            Carpenters

           Bill Perry        520 South Virgil     USA       Administrative
           Trustee           Avenue                         Assistant
                             Los Angeles, CA                Southern
                             90020                          California
                                                            District
                                                            Council of
                                                            Carpenters
           Buddy Self        911 20th Street      USA       Financial
           Trustee           Bakersfield, CA                Secretary
                             93301                          Carpenters
                                                            Local Union
                                                            743










                                                            Principal
           Name and                               Citizen-  Occupation
           Office Held       Business Address     ship      or Employment

           Douglas J.        101 Constitution     USA       General
           McCarron          Ave., N.W.                     President,
           Chairman,         Washington, D.C.               United
           Trustee           20001                          Brotherhood of
                                                            Carpenters and
                                                            Joiners of
                                                            America,
                                                            AFL-CIO

           Fred Taylor       341 E. Wardlow       USA       Financial
           Trustee           Road                           Secretary
                             Long Beach, CA                 Carpenters
                             90807                          Local Union
                                                            630

          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for previous purchases of Stock was the working capital of the Carpenters Trust and another advisory client of RCBA Inc., as described in more detail in Item 5 below.

          Item 4.   Purpose of Transaction.

          The Reporting Persons acquired the Stock for investment purposes. Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, they may, at some future time, sell all or some of their shares of the Stock.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, although the Reporting Persons may in the future take actions that would have such an effect.










          Item 5.   Interest in Securities of the Issuer

          (a) & (b) According to the Issuer, 24,355,572 shares of the Stock were outstanding as of January 31, 1996. When the trades reported in Item 5(c) below are settled, the only Reporting Person having direct holdings in the Stock will be the Carpenters Trust, which will hold 419,900 shares of the Stock, which is 1.7% of the outstanding Stock.

          Because RCBA L.P. also has investment and voting discretion over 450,600 shares purchased on behalf of another advisory client, those shares are reported as beneficially owned by RCBA L.P. Such advisory client disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

          Because voting and investment decisions concerning the above shares are made by RCBA Inc., in its capacity as the sole general partner of RCBA L.P., the Reporting Persons affirm membership in a group. Therefore, each Reporting Person is deemed to have beneficial ownership of an aggregate of 870,500 shares of the Stock, which is 3.6% of the outstanding Stock.

          As Chairman, director and a substantial shareholder of RCBA Inc., Richard Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Mr. Blum reserves the right to disclaim beneficial ownership of securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          (c) The following sales have been made in the open market during the last 60 days:


                              Number of Shares Sold
                        By Carpenters         By Other        Price Per
            Trade Date      Trust          Advisory Client      Share

              2/28/96        151,100          162,000          $4.76

              2/29/96          4,200            4,500          $5.00
              3/1/96          41,500           44,500          $4.94

              3/4/96          39,000           41,000          $4.75
                             _______          _______
                             235,800          252,000
                             =======          =======










          (d)  Not applicable.

          (e) On February 28, 1996, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Stock.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

          None.

          Item 7.   Material to be Filed as Exhibits

          Joint Filing Undertaking.
















































                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  March 3, 1996.

          THE CARPENTERS PENSION TRUST FOR      RICHARD C. BLUM &
          SOUTHERN CALIFORNIA                   ASSOCIATES, INC.

          By Richard C. Blum & Associates,      By  /s/ Donald S. Scherer
             L.P., its Investment Adviser          ______________________
                                                   Donald S. Scherer,
             By Richard C. Blum & Associates,      Secretary
                Inc., its General Partner


                By  /s/ Donald S. Scherer
                   ______________________
                   Donald S. Scherer,              /s/ N. Colin Lind
                   Secretary                    ________________________
                                                   RICHARD C. BLUM

                                                By N. Colin Lind
                                                 Attorney-in-Fact
          RICHARD C. BLUM & ASSOCIATES, L.P.

          By Richard C. Blum & Associates,
             Inc., its General Partner


             By  /s/ Donald S. Scherer
                ____________________________
                Donald S. Scherer, Secretary


























                               JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 3 to
          Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          DATED:  March 3, 1996.

          THE CARPENTERS PENSION TRUST FOR      RICHARD C. BLUM &
          SOUTHERN CALIFORNIA                   ASSOCIATES, INC.

          By Richard C. Blum & Associates,
             L.P., its Investment Adviser
                                                By  /s/ Donald S. Scherer
             By Richard C. Blum & Associates,      ________________________
                Inc., its General Partner          Donald S. Scherer,
                                                   Secretary
                By  /s/ Donald S. Scherer
                   ________________________
                   Donald S. Scherer,             /s/ N. Colin Lind
                   Secretary                    __________________________
                                                   RICHARD C. BLUM

                                                By N. Colin Lind
                                                Attorney-in-Fact
          RICHARD C. BLUM & ASSOCIATES, L.P.

          By Richard C. Blum & Associates,
             Inc., its General Partner


             By  /s/ Donald S. Scherer
                ____________________________
                Donald S. Scherer, Secretary

















